Exhibit 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) [i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		HUTCHMED (China) Limited
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer				X
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		CA Fern Parent
City and country of registered office (if applicable)		Mauritius
4. Full name of shareholder(s) (if different from 3.) [v]
Name		N/A
City and country of registered office (if applicable)		N/A
5. Date on which the threshold was crossed or reached vi:		20 August 2024
6. Date on which issuer notified (DD/MM/YYYY):		21 August 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	3.54%		3.54%	30,847,500
Position of previous notification (if applicable)	4.81%		4.81%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights ix			% of voting rights
	Direct (DTR5.1)	Indirect (DTR5.2.1)		Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary Shares KYG4672N1198	30,847,500	N/A		3.54%	N/A

SUBTOTAL 8. A	30,847,500			3.54%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date [x]		Exercise/ Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A	N/A		N/A	N/A	N/A

			SUBTOTAL 8. B 1	N/A	N/A

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights
N/A	N/A	N/A	N/A	N/A	N/A

			SUBTOTAL 8.B.2	N/A	N/A

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

			X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Carlyle Group Inc.	3.54%	N/A	3.54%
CAP V Mauritius Limited	3.17%	N/A	3.17%
CAP V Coinvest Mauritius Limited	Less than 3%	N/A	Less than 3%
Carlyle Asia PE Alternative Opportunities Mauritius Limited	Less than 3%	N/A	Less than 3%
Carlyle Asia PE Alternative Opportunities II Mauritius Limited	Less than 3%	N/A	Less than 3%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi

CA Fern Parent is wholly owned by CAP V Mauritius Limited, CAP V Coinvest Mauritius Limited, Carlyle Asia PE Alternative Opportunities Mauritius Limited and Carlyle Asia PE Alternative Opportunities II Mauritius Limited, which are, by and through their control affiliates (including their respective general partners), ultimately controlled (directly or indirectly) by The Carlyle Group Inc., but The Carlyle Group Inc. has no beneficial interest in the underlying securities of HUTCHMED (China) Limited.

Place of completion	Hong Kong
Date of completion	21 August 2024